Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges:

						13 Weeks
						Ended
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	April 30,
	2000	2001	2002	2003	2004	2005
Earnings
Income (loss) from continuing operations before taxes	$26,191	$38,735	$63,562	$87,346	$114,841	$(12,218)
Fixed Charges	$32,151	$30,014	$30,914	$33,858	$55,512	$22,831
Accretion of redeemable preferred stock	$(5,654)	$—	$—	$—	$—	$—

	$52,688	$68,749	$94,476	$121,204	$170,353	$10,613

Fixed Charges Interest expense, net	$6,963	$6,241	$2,864	$1,831	$8,009	$2,795
Accretion of redeemable preferred stock	$5,654	$—	$—	$—	$—	$—
Portion of rent expense representative of interest	$19,534	$23,773	$28,050	$32,027	$47,503	$20,036

	$32,151	$30,014	$30,914	$33,858	$55,512	$22,831

Ratio of earnings to fixed charges	1.64	2.29	3.06	3.58	3.07	0.46

For purposes of calculating the ratios,

(1)	earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and

(2)	fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.

     The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges)

(Fixed Charges)